Mail Stop 3561

December 7, 2009

Larry G. Gerdes
Chief Executive Officer and President
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, GA 30328

> **Re: Transcend Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 000-160905**

Dear Mr. Gerdes:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director